1st stREIT Office Inc.

11601 Wilshire Boulevard

Suite 1690

Los Angeles, CA 90025

VIA EDGAR

September 1, 2017

Ms. Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:

1st stREIT Office Inc. (the “Company”)
Offering Statement on Form 1-A, as amended (the “Offering Statement”)
File No. 024-10716

Dear Ms. Gowetski:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, the Company respectfully requests that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on Tuesday, September 12, 2017, at 10:00 AM EST, or as soon thereafter as is reasonably practicable.

We acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement;

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey Karsh
Jeffrey Karsh

cc:	Mark Schonberger, Esq.